SECURITIE[redacted]ION

ANNUAl

08025096

FORM X-17A-5

PART III

SEC Mail Processing Section

MAY 06 2008

Washington, DC 110

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SEC FILE NUMBER
8- 67645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DEPFA First Albany Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue 22nd Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

PROCESSED
MAY 09 2008
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney Kulp (212) 905-4661
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
MAY 08 2008
Washington, DC 104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Kenneth D. Gibbs and Rodney Kulp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEPFA First Albany Securities LLC, as of December 31, 2007, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Signature

CFO

Title

Notary Public

MAUREEN C. GERAGHTY
Notary Public, State of New York
No. 01GE5024204
Qualified in New York County
Commission Expires March 7, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEPFA First Albany Securities LLC

Statement of Financial Condition

December 31, 2007

DEPFA First Albany Securities LLC

Table of Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member of
DEPFA First Albany Securities LLC

We have audited the accompanying statement of financial condition of DEPFA First Albany Securities LLC (the "Company"), a wholly owned subsidiary of DEPFA Bank plc (the "Parent"), as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DEPFA First Albany Securities LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
May 2, 2008

DEPFA First Albany Securities LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 51,593,417
Securities owned - at fair value	119,877,409
Securities purchased under agreements to resell	2,352,813
Due from brokers	13,001,801
Interest receivable	2,335,460
Fees receivable	1,596,810
Fixed assets (net of accumulated depreciation and amortization of $158,281)	1,125,540
Intangible assets (net of amortization of $10,694)	2,989,306
Goodwill	10,271,723
Prepaid expenses and other assets	713,970
Total assets	$ 205,858,249

Liabilities and Member's Equity

Securities sold short - at fair value	$ 2,344,999
Bank loan payable to Parent	132,287,246
Interest payable to Parent	2,845,200
Due to Parent	10,232,788
Accounts payable and accrued expenses	9,598,290
Total liabilities	157,308,523
Member's equity	48,549,726
Total liabilities and member's equity	$ 205,858,249

See accompanying notes to statement of financial condition.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

DEPFA First Albany Securities LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commissions (the "SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Its sole member is DEPFA Bank plc (the "Parent") located in Dublin, Ireland. The Parent is regulated by the Irish Financial Services Regulatory Authority ("IFSRA").

The Company was organized in New York on December 8, 2006 and commenced operations in April 2007. The Parent owns 100% of the Company.

On October 2, 2007, the Parent was acquired by Hypo Real Estate Bank Holding AG ("HRE"), a financial holding company located in Munich, Germany, and became a wholly owned subsidiary of HRE. HRE was incorporated in the commercial register of the Amtsgericht (local court) Munich. The shares of HRE are traded on the stock exchange in Frankfurt am Main (prime Standard) (ISIN: DE0008027707) and are included in the DAX 30 index. HRE and its subsidiaries form the "Hypo Real Estate Group."

The Company is primarily engaged with U.S. public sector issuers in a financial advisory and negotiated underwriting capacity, secondary trading and sales of municipal tax-exempt securities, and a money market business in which the Company acts as a remarketing agent for variable interest rate bonds.

The financial advisory and negotiated underwriting business provides transaction structuring and municipal financing services to municipalities, state governments and various state agencies. These efforts are represented by approximately thirty-five public finance bankers, associates, analysts, a quantitative analysis group and an underwriting desk. The Company covers these clients from locations in New York City and Albany, New York; Chadds Ford, Pennsylvania; Dallas and Houston, Texas; Sacramento and San Francisco, California; Boston, Massachusetts; and Chicago, Illinois.

The trading and sales business provides trading of municipal tax-exempt securities on a risk and riskless principal basis focusing on institutional client facilitation. The trades are settled on a receive versus deliver and deliver versus payment basis; fully disclosed, through the Company's clearing firm. The trading and sales operation is comprised of approximately thirty-five professionals including traders, institutional sales, desk analysts and risk management, and support staff.

The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii).

(b) ***Cash and Cash Equivalents***

The Company maintained cash and cash equivalents in bank accounts, which at times may exceed federally insured limits. Cash and cash equivalents include time deposit in the amount of $50,300,000 with a maturity date of January 28, 2008. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk in cash.

(c) ***Foreign Currency Transactions***

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect during the year. Gains or losses resulting from foreign currency transactions are included in Member's equity.

(d) ***Fixed Assets***

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is included over the estimated lives of three to ten years of the respective assets under the straight-line method. Leasehold improvements are amortized over the terms of the leases.

(e) ***Income Taxes***

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent.

(f) ***Use of Estimates***

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) ***Securities Transactions***

Securities owned consist primarily of municipal tax-exempt securities, which are valued at a price determined by management based on pricing models intended to approximate market value with the resulting unrealized gains and losses reflected in member's equity. Securities sold short consist of investments in U.S. government obligations, which are valued at quoted market value.

Exchange-traded futures are valued at the closing settlement price established on the last trading day of the year on the exchange on which the futures are principally traded.

The Company records principal transactions in securities and related revenue and expenses on a trade-date basis.

(h) Securities Purchased under Agreements to Resell

Transactions involving purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their repurchase amounts plus accrued interest. The fair value of these agreements approximates their recorded amounts.

(i) Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

(j) Financial Advisory Fees

The Company provides financial advisory services to clients. In general, advisory fees include a retainer fee and transaction fee. A retainer fee is recognized pro rata over the term of the contract and the transaction fee is recognized as earned when the transaction is completed.

(k) Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defined fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

(2) Due from Brokers

The clearing and depository operations for the Company's security transactions are provided primarily by Pershing, LLC. For financial reporting purposes amounts due to broker have been offset against amounts due from broker for securities sold short and other items. At December 31, 2007, substantially all of the securities owned, securities sold short, and amounts due from brokers reflected in the statement of financial condition are positions carried by and amount due from this broker. The securities serve as collateral for the amount due to the clearing broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge the collateral. Additionally, investments in securities and securities sold short are subject to margin requirements.

(3) Securities Sold Short

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold short should the value of such securities rise.

(4) Employee Benefit Plans

During 2007, the Company provided a SEP/IRA retirement plan to all of its employees. The Company's contribution to the plan was set at a flat rate of 12.5% of eligible compensation, which vested immediately. The Company discontinued the previous SEP/IRA retirement plan in October 2007.

Effective January 1, 2008, the Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. An affiliate located in New York, Hypo Real Estate Capital Corporation ("HRECC") administers the plan. All full time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $15,500, as indexed, for the 2007 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees. In addition, the Company will offer retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory profit sharing cash balance plan. This plan is also administered by the HRECC and managed by a third-party investment advisor.

(5) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the Alternate Method, which requires that the Company maintain minimum net capital of $250,000, or 2% of aggregate debit items, whichever is greater. Net capital changes from day to day, but at December 31, 2007, the Company had net capital of $21,834,078, which exceeded its requirement of $250,000 by $21,584,078.

(6) Bank Loan Payable to Parent

The Company has an unsecured borrowing arrangement with the Parent by which the Company finances its securities transactions and its day to day operating requirements. The loan has a maturity of one year and is adjusted on a daily basis to reflect changes in the Company's cash position. The interest rate is linked to the Fed Funds rate, which was 3.06% on December 31, 2007.

(7) Stock-Based Compensation

In connection with the acquisition of US Municipal Capital Markets business of the former First Albany Capital Inc. on September 14, 2007, the Parent granted shares of its common stocks to certain of the former employees of First Albany Capital Inc. who joined the Company after the acquisition. These shares were to be vested over a three year period. On October 2, when the Parent was acquired by HRE, these shares became vested immediately. Each holder of the Parent's common stock received a combination of cash and shares of HRE's common stock.

(8) Related Party Transactions

Rent and Occupancy

The Company shares office space with the Parent and reimbursed the Parent for office rental expense during 2007 under a space sharing arrangement.

Overhead Allocation

The Company reimbursed the Parent for allocation of various general and administrative costs under a service level agreement.

Due to Parent

At December 31, 2007, due to Parent in the amount of $10,232,788 primarily represented office rental expense, allocation of various general administrative costs and the reimbursement to Parent for the stock-based compensation paid to employees.

(9) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.

(10) Commitments

The Company is obligated under noncancelable operating leases for office space expiring at various dates through 2010. Certain of the leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending December 31,	
2009	$209,562
2010	35,160
Total	$244,722

(11) Goodwill and Intangible Assets

The Parent entered into an Asset Purchase Agreement on behalf of the Company on March 6, 2007 to acquire the U.S. Municipal Capital Markets business of former First Albany Capital Inc. This transaction was closed on September 14, 2007. The total acquisition cost was $13,271,723, including legal costs and professional fees aggregating $1,271,723 incurred in connection with this transaction. The cost of the acquisition was allocated to goodwill of $10,271,723 and intangible assets of $3,000,000, respectively.

The Company records, as goodwill, the excess of purchase price over the fair value of the identifiable net assets acquired. Statements of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, prescribes a two-step process for impairment testing of goodwill, which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. The Company has elected to perform its annual analysis during the fourth quarter of each fiscal year. No indicators of impairment were identified during the fiscal year ended December 31, 2007.

Intangible assets consist of customer lists and trade name. The costs of the acquired intangible assets were determined by independent appraisals of fair value as of the date of the acquisition. Intangible assets except for trade name are amortized, on a straight-line basis, over their respective estimated lives.

Intangible assets at December 31, 2007 consist of the following:

Trade name	$ 1,900,000
Customer lists	1,100,000
	3,000,000
Accumulated amortization	(10,694)
Intangible assets, net	$ 2,989,306

Estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

Years Ending December 31,	Total
2008	$ 36,667
2009	36,667
2010	36,667
2011	36,667
2012	36,667
Thereafter	905,971
Grand total	$1,089,306

END